November 17, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christine Davis

Re:	Diebold, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 14, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
Filed November 6, 2006
Form 8-K Filed October 30, 2006
File No. 001-04879
Ladies and Gentlemen:
     Diebold, Incorporated received the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated November 14, 2006 (the “Comment Letter”) with respect to its Form 10-K for the year ended December 31, 2005, its Form 10-Q for the quarter ended September 30, 2006 and its Form 8-K filed October 30, 2006.
     The Commission has asked that the company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the company will provide a response. The company is currently reviewing the Comment Letter and requests that it be allowed to respond on or before December 15, 2006. This additional time will enable the company to fully and adequately respond to the Commission’s comments.
     If you have any questions regarding the foregoing, please contact the undersigned at (330) 490-5228.

Very truly yours,
/s/Kevin J. Krakora

Kevin J. Krakora Executive Vice President and Chief Financial Officer